April 9, 2021

VIA EDGAR

Mr. Ruairi Regan

Ms. Mary Beth Breslin

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Elliott Opportunity II Corp.

Registration Statement on Form S-1

Filed February 19, 2021, as amended

File No. 333-253328

Dear Mr. Regan and Ms. Breslin:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby join in the request of Elliott Opportunity II Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on April 13, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, the undersigned expect to distribute approximately 2113 copies of the preliminary prospectus dated March 22, 2021 to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

Credit Suisse Securities (USA) LLC

By:	/s/ Colin Grady
Name: Colin Grady
Title: Managing Director

Citigroup Global Markets Inc.

By:	/s/ Anthony Diamandakis
Name: Anthony Diamandakis
Title: Managing Director

UBS Securities LLC

By:	/s/ Pedro Bollmann
Name: Pedro Bollmann
Title: Executive Director

UBS Securities LLC

By:	/s/ Thomas Schadewald
Name: Thomas Schadewald
Title: Director

[Signature Page to Underwriters’ Acceleration Request Letter]